UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

The AES Corporation )	File No. 70-9779

Amendment to Certificate Pursuant to Rule 24 and Release No. 35-27363
Under the Public Utility Holding Company Act of 1935

        On December 1, 2003, in accordance with the order of the Securities and Exchange Commission dated March 23, 2001, Release No. 35-27363, in File No. 70-9779, The AES Corporation ("AES") submitted its report for the period ending September 30, 2003.

        The cover page to the report filed December 1, 2003 in this docket is hereby amended and restated to correct an inadvertent clerical error and is attached hereto.

Respectfully submitted,
/s/ Earle H. O'Donnell Earle H. O'Donnell Andrew B. Young Hugh E. Hilliard Dewey Ballantine LLP 1775 Pennsylvania Avenue, N.W. Washington, D.C. 20006

Dated: December 3, 2003

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

The AES Corporation )	File No. 70-9779

Certificate Pursuant to Rule 24 and Release No. 35-27363
Under the Public Utility Holding Company Act of 1935

        On March 23, 2001, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27363 in File No. 70-9779 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of two years beginning March 31, 2001 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending September 30, 2003.

Respectfully submitted,
/s/ Earle H. O'Donnell Earle H. O'Donnell Andrew B. Young Hugh E. Hilliard Dewey Ballantine LLP 1775 Pennsylvania Avenue, N.W. Washington, D.C. 20006

Dated: December 1, 2003